UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of report: April 28, 2022

Commission File Number: 001-36028

ARDMORE SHIPPING CORPORATION

(Exact name of Registrant as specified in its charter)

Belvedere Building, 69 Pitts Bay Road, Ground Floor

Pembroke, HM08, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ⌧            Form 40- F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ◻           No   ⌧

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ◻          No   ⌧

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of the 2022 Proxy Statement of Ardmore Shipping Corporation (the “Company”), dated April 28, 2022.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY:

●REGISTRATION STATEMENT ON FORM F-3D (NO. 333-203205) FILED WITH THE SEC ON APRIL 2, 2015;
●REGISTRATION STATEMENT ON FORM S-8 (NO. 333-213344) FILED WITH THE SEC ON AUGUST 26, 2016;
●REGISTRATION STATEMENT ON FORM F-3 (NO. 333-233540) FILED WITH THE SEC ON AUGUST 30, 2019; AND
●REGISTRATION STATEMENT ON FORM F-3 (NO. 333-258974) FILED WITH THE SEC ON AUGUST 20, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARDMORE SHIPPING CORPORATION

Date: April 28, 2022	By:	/s/ Anthony Gurnee
Anthony Gurnee
Chief Executive Officer
(Principal Executive Officer)

Exhibit I

ARDMORE SHIPPING CORPORATION

Belvedere Building, 69 Pitts Bay Road, Ground Floor, Pembroke, HM08, Bermuda

April 28, 2022

Dear Shareholder,

On behalf of the Board of Directors, it is my pleasure to extend to you an invitation to attend the 2021 Annual Meeting of Shareholders of Ardmore Shipping Corporation. The annual meeting will be held at:

Place:Belvedere Building

69 Pitts Bay Road, Ground Floor

Pembroke, HM08,

Bermuda

Date:June 10, 2022

Time:10:00 a.m. Atlantic Time

The Notice of Annual Meeting and Proxy Statement describes the business to be transacted at the annual meeting and provides other information concerning Ardmore Shipping Corporation. The purposes of the annual meeting will be to:

1.Elect two Class II directors for a term of three years; and
2.Transact such other business as may properly come before the annual meeting.

We are furnishing proxy materials to our registered shareholders over the Internet. On or about April 28, 2022, we will mail to our shareholders a notice containing instructions on how to access our 2022 proxy statement and 2021 annual report via the Internet and vote online. The notice will also provide instructions on how you can request a paper copy of these documents if you desire. If you hold your shares in street name, please vote your shares by following the instructions set forth in the notice provided by your broker, bank, trust, or other holder of record, which may permit you to submit your voting instructions by mail, by telephone or via the Internet.

We know that many of our shareholders will be unable to attend the annual meeting. Proxies are solicited so that each shareholder has an opportunity to vote on all matters that are scheduled to come before the annual meeting. Whether or not you plan to attend the annual meeting, we hope that you will have your stock represented by voting online, or by completing and returning a proxy card or instruction card, as soon as possible. You may, of course, attend the annual meeting and vote in person even if you have previously voted online or submitted your proxy card or voting instructions.

Sincerely,

/s/ Anthony Gurnee

Anthony Gurnee

Chief Executive Officer

2022 ANNUAL MEETING OF SHAREHOLDERS NOTICE OF ANNUAL MEETING AND PROXY STATEMENT

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS	1
QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING	2
Why am I receiving these materials?	2
What information is contained in this proxy statement?	2
How may I obtain Ardmore’s annual report to shareholders?	2
How may I obtain Ardmore’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (or SEC)?	2
What items of business will be voted on at the annual meeting?	2
How does the Board recommend that I vote?	2
What shares can I vote?	2
What is the difference between holding shares as a shareholder of record and as a beneficial owner?	3
How can I attend the annual meeting?	3
How can I vote my shares in person at the annual meeting?	3
How can I vote my shares without attending the annual meeting?	3
Can I change my vote?	4
Is my vote confidential?	4
How many shares must be present or represented to conduct business at the annual meeting?	4
How are votes counted?	4
What is the voting requirement to approve each of the proposals?	4
Is cumulative voting permitted for the election of directors?	5
What happens if additional matters are presented at the annual meeting?	5
What should I do if I receive more than one set of voting materials?	5
How may I obtain a separate set of voting materials?	5
Who will bear the cost of soliciting votes for the annual meeting?	5
Where can I find the voting results of the annual meeting?	5
What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?	6

i

ii

ARDMORE SHIPPING CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Date and Time	June 10, 2022 at 10:00 a.m. Atlantic Time

Place	Belvedere Building
69 Pitts Bay Road, Ground Floor
Pembroke HM08
Bermuda

Items of Business	(1)	To elect two Class II directors to our Board of Directors for a term of three years.
	(2)	To transact such other business as may properly come before the annual meeting.

Adjournments and Postponements

Any action on the items of business described above may be considered at the annual meeting at the time and on the date specified above or at any time and date to which the annual meeting may be properly adjourned or postponed.

Record Date

The record date for the annual meeting is April 14, 2022. Only shareholders of record at the close of business on that date will be entitled to notice of, and to vote at, the annual meeting or any adjournment or postponement of the meeting.

Internet Availability

We are furnishing proxy materials to our shareholders over the Internet. On or about April 28, 2022, we will mail to our shareholders a notice containing instructions on how to access our 2022 proxy statement and 2021 annual report via the Internet and vote online. The notice also provides instructions on how shareholders can request a paper copy of these documents, if they desire.

Voting

Your vote is very important. Whether or not you plan to attend the annual meeting, we encourage you to read the proxy statement and vote online or submit your proxy or voting instructions as soon as possible. For specific instructions on how to vote your shares, please refer to the section entitled Questions and Answers beginning on page 2 of the proxy statement and the instructions on the proxy or voting instruction card.

By Order of the Board of Directors

/s/ Paul Tivnan

Paul Tivnan

Secretary

April 28, 2022

This notice of annual meeting and proxy statement and form of proxy are being distributed on or about April 28, 2022.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

Q:Why am I receiving these materials?

A:

The Board of Directors (or Board) of Ardmore Shipping Corporation, a corporation organized in the Republic of the Marshall Islands (or Ardmore), is providing these proxy materials to you in connection with Ardmore’s Annual Meeting of Shareholders, which will take place on June 10, 2022. As a shareholder, you are invited to attend the annual meeting and are entitled and requested to vote on the items of business described in this proxy statement.

Q:What information is contained in this proxy statement?

A:

The information included in this proxy statement relates to the proposals to be voted on at the annual meeting, the voting process, the compensation of our directors and executive officers, and certain other information about us.

Q:How may I obtain Ardmore’s annual report to shareholders?

A:A copy of our 2021 annual report to shareholders is available in the “Investors” section of our website at

www.ardmoreshipping.com.

Q:	How may I obtain Ardmore’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (or SEC)?
A:

You may obtain a copy of our 2021 Annual Report on Form 20-F from our website at www.ardmoreshipping.com in the “Investors” section of our website, and from the SEC’s EDGAR database on the SEC’s website at www.sec.gov. Shareholders may also request a free copy of our 2021 Annual Report on Form 20-F from:

Ardmore Shipping Corporation

Belvedere Building,

69 Pitts Bay Road, Ground Floor,

Pembroke, HM08

Bermuda

Attention: Investor Relations

Telephone: +1 441 405 7800

Email: info@ardmoreshipping.com

We will also furnish any exhibit to the Form 20-F, if specifically requested.

Q:What items of business will be voted on at the annual meeting?

A:The items of business scheduled to be voted on at the annual meeting are:

●	the election of two Class II directors to our Board for a term of three years; and
●	any other business that properly comes before the annual meeting.

Q:How does the Board recommend that I vote?

A:	The Board recommends that you vote your shares “FOR” each of the nominees to the Board.

Q:What shares can I vote?

A:

Each share of our common stock issued and outstanding as of the close of business on April 14, 2022, the record date for the annual meeting, is entitled to be voted on all items being voted upon at the annual meeting. The record date for the annual meeting is the date used to determine both the number of shares of our common stock that are entitled to be voted at the annual meeting and the identity of the shareholders of record and beneficial owners of those shares of common stock who are entitled to vote those shares at the annual meeting. On the record date for the annual meeting, we had 34,573,527 shares of common stock issued and outstanding.

You may vote all shares owned by you as of the record date for the annual meeting, including (1) shares held directly in your name as the shareholder of record; and (2) shares held for you as the beneficial owner through a broker, trustee or other nominee such as a bank.

Q:What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A:

Most of our shareholders hold their shares through a broker or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record

If your shares are registered directly in your name with our transfer agent, Computershare, you are considered, with respect to those shares, the shareholder of record, and these proxy materials are being sent directly to you by us. As the shareholder of record, you have the right to grant your voting proxy directly to us or to vote in person at the meeting. We have enclosed or sent a proxy card for you to use.

Beneficial Owner

If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in street name and these proxy materials are being forwarded to you together with a voting instruction card. As the beneficial owner, you have the right to direct your broker, trustee or nominee how to vote and are also invited to attend the annual meeting.

Since a beneficial owner is not the shareholder of record, you may not vote these shares in person at the meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the meeting. Your broker, trustee or nominee should have provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares.

Q:	How can I attend the annual meeting?
A:

You are entitled to attend the annual meeting only if you were an Ardmore shareholder as of the close of business on April 14, 2022 or you hold a valid proxy for the annual meeting. You should be prepared to present photo identification for admittance. In addition, if you are a shareholder of record, your name will be verified against the list of shareholders of record on the record date prior to your being admitted to the annual meeting. If you are not a shareholder of record, but hold shares through a broker or nominee (i.e., in street name), you should provide proof of beneficial ownership on the record date, such as your most recent account statement prior to the record date, a copy of the voting instruction card provided by your broker, trustee or nominee, or other similar evidence of ownership. If you do not provide photo identification or comply with the procedures outlined above upon request, you will not be admitted to the annual meeting. The meeting is scheduled to begin promptly at 10:00 a.m. Atlantic Time.

Q:How can I vote my shares in person at the annual meeting?

A:Shares held in your name as the shareholder of record may be voted in person at the annual meeting. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the annual meeting, we recommend that you also submit your proxy or voting instructions as described below so that your vote will be counted if you later decide not to attend the meeting.

Q:How can I vote my shares without attending the annual meeting?

A:Whether you hold shares directly as the shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the meeting. If you are a shareholder of record, you may vote by submitting a proxy or by voting online. If you hold shares beneficially in street name, you may vote by submitting voting instructions to your broker, trustee or nominee.

Q:Can I change my vote?

A:You may change your vote at any time prior to the vote at the annual meeting. If you are the shareholder of record, you may change your vote by granting a new proxy bearing a later date (which automatically revokes the earlier proxy), by providing a written notice of revocation to our Secretary by mail received prior to your shares being voted, or by attending the annual meeting and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, trustee or nominee, or, if you have obtained a legal proxy from your broker or nominee giving you the right to vote your shares, by attending the meeting and voting in person.

Q:Is my vote confidential?

A:Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Ardmore or to third parties, except (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote and (3) to facilitate a successful proxy solicitation. Occasionally, shareholders provide written comments on their proxy card, which are then forwarded to our management.

Q:How many shares must be present or represented to conduct business at the annual meeting?

A:The general quorum requirement for holding the annual meeting and transacting business is that holders of at least one-third of the total voting power of all shares of Ardmore common stock entitled to vote must be present in person or represented by proxy. Abstentions are counted for the purpose of determining the presence of a quorum, but broker non-votes (as explained below) will not be counted for purposes of determining the presence of a quorum.

Q:How are votes counted?

A:

In the election of directors, you may vote “FOR” all of the nominees or your vote may be “WITHHELD” with respect to one or more of the nominees. For any other item of business, you may vote “FOR,” “AGAINST,” or “ABSTAIN.” If you “ABSTAIN” the abstention has the same effect as a vote “AGAINST.”

If you provide specific instructions for a given item, your shares will be voted as you instruct on such item. If you sign your proxy card or voting instruction card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board (i.e., “FOR” all of Ardmore’s nominees to the Board, and in the discretion of the proxyholders on any other matters that properly come before the meeting.)

If you hold shares beneficially in street name and do not provide your broker with voting instructions, your shares may constitute “broker non-votes.” Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. In tabulating the voting result for any particular proposal, shares that constitute broker non-votes are not considered entitled to vote on that proposal. Thus, broker non-votes will not affect the outcome of any matter being voted on at the meeting, assuming that a quorum is obtained.

Q:	What is the voting requirement to approve each of the proposals?
A:

In the election of directors, the two persons receiving the highest number of “FOR” votes at the annual meeting will be elected. Any other proposal will require the affirmative “FOR” vote of a majority of the total voting power of those shares of common stock present in person or represented by proxy and entitled to vote on that proposal at the annual meeting.

Q:	Is cumulative voting permitted for the election of directors?
A:

No. Ardmore does not allow you to cumulate your vote in the election of directors. For all matters proposed for shareholder action at the annual meeting, each share of our common stock outstanding as of the close of business on the record date is entitled to one vote.

Q:What happens if additional matters are presented at the annual meeting?

A:Other than the one item of business described in this proxy statement, we are not aware of any business to be acted upon at the annual meeting. If you grant a proxy, the persons named as proxyholders, Curtis Mc Williams, Anthony Gurnee, Paul Tivnan, James Watlington and Edith Conyers will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If for any unforeseen reason any of our nominees are not available as a candidate for director, the persons named as proxyholders will vote your proxy for such candidate or candidates as may be nominated by the Board, unless the Board chooses to reduce the number of directors serving on the Board.

Q:What should I do if I receive more than one set of voting materials?

A:If you request a printed set of voting materials, you may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. Please follow the voting instructions for each instruction card that you receive. If you are a shareholder of record requesting printed voting materials and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive.

Q:How may I obtain a separate set of voting materials?

A:

If you share an address with another shareholder and request a printed set of voting materials, you may receive only one set of proxy materials unless you have provided contrary instructions. If you wish to receive a separate set of proxy materials now or in the future, you may contact us to request a separate copy of these materials at:

Ardmore Shipping Corporation

Belvedere Building,

69 Pitts Bay Road, Ground Floor,

Pembroke, HM08

Bermuda

Attention: Investor Relations

Telephone: +1 441 405 7800

Email: info@ardmoreshipping.com

Similarly, if you share an address with another shareholder and have received multiple copies of our proxy materials, you may contact us as indicated above to request delivery of a single copy of these materials.

Q:	Who will bear the cost of soliciting votes for the annual meeting?
A:

We are making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing proxy materials and soliciting votes. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities. Upon request, we will reimburse brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy and solicitation materials to shareholders.

Q:	Where can I find the voting results of the annual meeting?
A:	We intend to announce preliminary voting results at the annual meeting and publish final results in a report on

Form 6-K following the annual meeting.

Q:	What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?
A:	You may submit proposals, including director nominations, for consideration at future shareholder meetings as indicated below.

Shareholder Proposals

For a shareholder proposal to be considered for inclusion in our proxy statement for the annual meeting next year, the written proposal must be received by our Secretary at the address set forth below no later than December 24, 2022. Such proposals also will need to comply with our bylaws provisions regarding business to be brought before a shareholder meeting. Proposals should be delivered or sent by mail, addressed to:

Ardmore Shipping Corporation

Belvedere Building,

69 Pitts Bay Road, Ground Floor

Pembroke, HM08

Bermuda

Attention: Secretary

For a shareholder proposal that is not intended to be included in our proxy statement as described above, the shareholder must deliver a proxy statement and form of proxy to holders of a sufficient number of shares of our common stock to approve that proposal, provide the information required by our bylaws and give timely notice to our Secretary in accordance with the bylaws, which, in general, require that the notice be received by the Secretary not less than 120 days or more than 150 days prior to the anniversary date of the immediately preceding annual meeting of shareholders.

Nomination of Director Candidates

You may propose director candidates for consideration by the Board’s Nominating and Corporate Governance Committee. Any such recommendation should include the nominee’s name and qualifications for Board membership, comply with the further requirements set forth in our bylaws provisions regarding nomination of director candidates and be sent to our Secretary at the address set forth above. Please read “Corporate Governance Principles and Board Matters—Consideration of Director Nominees” below. In addition, our bylaws permit shareholders to nominate directors for election at an annual shareholder meeting. To nominate a director, the shareholder must deliver a proxy statement and form of proxy to holders of a sufficient number of shares of our common stock to elect such nominee and provide the information required by our bylaws, as well as a statement by the nominee acknowledging that he or she consents to being nominated and will serve as a director if elected. In addition, the shareholder must give timely notice to our Secretary in accordance with the bylaws, which, in general, require that the notice be received by the Secretary within the time period described above under “Shareholder Proposals.”

Copy of Bylaws Provisions

You may contact our Secretary at the address set forth above for a copy of the relevant bylaws provisions containing the requirements for making shareholder proposals and nominating director candidates. Our bylaws are attached as Exhibit 1.2 to our Annual Report on Form 20-F filed with the SEC on March 11, 2022 and available on the SEC’s EDGAR database on the SEC’s website at www.sec.gov.

Q:	How may I communicate with Ardmore’s Board or the non-management directors on Ardmore’s Board?

A:You may submit any communication intended for Ardmore’s Board by directing the communication by mail or fax addressed to:

Ardmore Shipping Corporation

Belvedere Building,

69 Pitts Bay Road, Ground Floor,

Pembroke, HM08

Bermuda

Attention: Chair

Fax: + 1 441 292 2024

Communications that are intended specifically for non-management directors should be addressed to the Nominating and Corporate Governance Committee and sent to the above address.

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS

Ardmore is committed to sound corporate governance principles. These principles contribute to our business success and are essential to maintaining our integrity in the marketplace. Our Code of Ethics is available under the “Investors— Corporate Governance” section of our website at www.ardmoreshipping.com.

Board Independence

The Board has determined that each of its six directors are “independent” under the rules of the New York Stock Exchange (the NYSE) and the rules and regulations of the SEC, except for Anthony Gurnee, our Chief Executive Officer and President.

Board Structure and Committee Composition

We have chosen to separate the positions of Chair of the Board and Chief Executive Officer and to have those positions occupied by different individuals, believing that the primary purpose of the Chair of the Board and the Board is to protect shareholders’ interests by providing oversight of management and that such separation consequently promotes greater management accountability to our shareholders.

The Board has the following standing committees: (1) Audit Committee; (2) Nominating and Corporate Governance Committee; and (3) Compensation Committee. The function of each of the committees is described later in this section. Each of the committees operates under a written charter adopted by the Board. All of the committee charters are available under the “Investors—Corporate Governance” section of our website at www.ardmoreshipping.com. During 2021, the Board held nine meetings. All of our directors attended all of these Board meetings. Each member of the Board committees attended all of their respective committee meetings in 2021. The Board holds executive sessions of non-management directors following each regularly scheduled meeting of the full Board. Additional executive sessions of non-management directors may be held from time to time as required. The director serving as the presiding director during executive sessions currently is Curtis Mc Williams, the Chair of the Board. The membership of each of the Board committees as of the date of this proxy statement, and the number of meetings of each committee held in 2021, are as follows:

Name of Director	Audit	Compensation	Nominating and Corporate Governance
Independent Directors:
Mats Berglund		X	X
Brian Dunne	X*		X
Curtis Mc Williams	X	X*	X*
Helen Tveitan de Jong	X
Kirsi Tikka		X
Non-independent Directors:
Anthony Gurnee
Number of Meetings in 2021	7	4	4

X =	Committee member
* =	Chair

Audit Committee

Our Audit Committee consists of three members. The Board has determined that each member of the Audit Committee is “independent” under the applicable rules of the NYSE and the rules and regulations of the SEC.  All members of the committee are also financially literate under the applicable rules of the NYSE, and the Board has determined that Brian Dunne qualifies as an “audit committee financial expert,” as such term is defined under SEC rules. The Audit Committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our financial reporting, procedures and the adequacy of our internal accounting controls.

The report of the Audit Committee is included on page 19 of this proxy statement.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of three directors who are “independent” under the applicable rules of the NYSE. The Nominating and Corporate Governance Committee is responsible for recommending to the Board nominees for director and directors for appointment to Board committees and advising the Board with regard to corporate governance practices.

Compensation Committee

Our Compensation Committee consists of three directors who are “independent” under the applicable rules of the NYSE. The Compensation Committee oversees our equity incentive plan and recommends director and senior employee compensation.

Consideration of Director Nominees

The Nominating and Corporate Governance Committee uses a variety of methods to identify director nominees, such as professional search firms, shareholders or others. The committee considers properly submitted shareholder nominations for Board candidates. In evaluating director nominees, the committee considers the qualifications, skills, experience, background and knowledge of the nominees in light of the overall composition of the existing Board. For a description of the process for nominating directors in accordance with our bylaws, please read “Questions and Answers about the Proxy Materials and the Annual Meeting — What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?” on page 6 of this proxy statement.

Exemptions from NYSE Corporate Governance Rules

We, as a “foreign private issuer” under SEC rules, are not required to comply with certain corporate governance practices followed by U.S. companies under NYSE rules. We believe that our established practices in the area of corporate governance provide adequate protection to our shareholders.  In this respect, we have voluntarily adopted a number of NYSE practices required of U.S. listed companies, such as having a majority of independent directors, establishing a Compensation Committee and a Nominating and Corporate Governance Committee each composed of independent directors, adopting corporate governance guidelines and holding regular executive meetings of non-management directors.

The following is the significant way in which our corporate governance practices differ from those followed by U.S. domestic companies listed on the NYSE, and which difference is permitted by NYSE rules for “foreign private issuers” such as us:

The NYSE requires that U.S. issuers obtain shareholder approval prior to the adoption of equity compensation plans and prior to certain equity issuances, including, among others, issuing 20% or more of our outstanding shares of common stock or voting power in a transaction. Our Board approves the adoption of equity compensation plans in lieu of such shareholder approval, and we do not intend to seek shareholder approval prior to equity issuances that otherwise would require such approval if we were not a foreign private issuer.

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

Compensation Philosophy

We believe it is important to align the interests of our directors and management with those of our shareholders. In this regard, we have determined that it generally is beneficial to us and to our shareholders for our directors and management to have a stake in our long-term performance. We expect that a meaningful component of the compensation packages for our directors and management will consist of equity interests in Ardmore in order to promote this alignment of interests.

Equity Incentive Plan

We currently have an equity incentive plan, the 2013 Equity Incentive Plan (the “plan”), under which directors, officers, and employees (including any prospective officer or employee) of us and our subsidiaries and affiliates, and consultants and service providers (including persons who are employed by or provide services to any entity that is itself a consultant or service provider) to us and our subsidiaries and affiliates, as well as entities wholly-owned or generally exclusively controlled by such persons, may be eligible to receive incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalent rights, unrestricted stock and other equity-based or equity-related awards that the plan administrator determines are consistent with the purposes of the plan and our interests. Subject to adjustment for changes in capitalization, the aggregate number of shares of our common stock with respect to which awards may at any time be granted under the plan will not exceed 8% of the issued and outstanding shares of our common stock at the time of issuance of the award.  The plan is administered by the Compensation Committee of the Board. For additional information about the plan please see Item 6.B of our Annual Report on Form 20-F for the year ended December 31, 2021.

Director and Senior Management Compensation

We paid $1.9 million in aggregate cash compensation to our five senior executive officers for 2021. This amount excludes equity-based compensation.

Stock Appreciation Rights (“SARs”)

As at December 31, 2021, we had granted 3,710,473 SARs (inclusive of 5,779 forfeited SARs) to certain of our officers and directors under the plan. Under an SAR award, the grantee is entitled to receive the appreciation of a share of our common stock following the grant of the award. Each SAR provides for a payment of an amount equal to the excess, if any, of the fair market value of a share of our common stock at the time of exercise of the SAR over the per share exercise price of the SAR, multiplied by the number of shares for which the SAR is then exercised. Payment under the SAR will be made in the form of shares of our common stock, based on the fair market value of a share of our common stock at the time of exercise of the SAR.

On March 4, 2021 we granted 610,691 SARs to our officers.

The SARs vest in three equal annual tranches, have a contractual term of seven years and provide for certain dividend equivalent rights pursuant to which the holder will be entitled upon vesting of the SARs to payment in the form of additional shares equal to the value of any cash dividends declared and payable during the applicable vesting period with respect to the shares underlying the portion of the SARs that vest.

Restricted Stock Units (“RSUs”)

On March 4, 2021, we granted 56,957 RSUs to certain of our directors that will vest in 12 months from the date of grant. On the same day, we granted 302,923 RSUs to certain of our officers that will vest in three equal annual tranches. On June 7, 2021, we granted 95,583 RSUs to certain of our directors that will vest in twelve months from the date of grant.

Under an RSU award, the grantee is entitled to receive a share of our common stock for each RSU at the end of the vesting period. Payment under the RSU will be made in the form of shares of our common stock. The RSU awards include dividend equivalent rights equal in number to the number of shares underlying the award of RSUs granted.

Dividend Equivalent Rights (“DERs”)

Under a DER award, in the event that dividends are declared and paid on a share with a record date on or after the grant date, the grantee is entitled to receive a share of our common stock equal to the amount of the dividend declared multiplied by the number of shares per the award, divided by the Fair Market Value of a share on the date the dividends are paid. No DER awards were granted during 2021.

Please see Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2021 and Note 16 “Share-based compensation” to our consolidated financial statements included in such Annual Report, for additional information about the SAR awards, RSUs and DERs.

For 2021, each of our non-employee directors received cash compensation in the aggregate amount of $32,500, plus an additional fee of $10,000 for a director serving as Chair of the Audit Committee, $7,500 for a director serving as Chair of other committees, $5,000 for each member of the Audit Committee and $2,500 for each member of other committees, plus reimbursements for actual expenses incurred while acting in their capacity as a director. Our Chair of the Board received an additional $21,250. We paid $0.2 million in aggregate cash compensation to our directors for 2021. We do not have a retirement plan for our officers or directors.

Each director and officer is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

PROPOSALS TO BE VOTED ON

PROPOSAL NO. 1: ELECTION OF DIRECTORS

Ardmore’s Board is divided into three classes: Class I, Class II and Class III. The number of directors in each class is required to be as nearly equal as possible. At the 2022 annual meeting, shareholders will elect two Class III directors to serve for three-year terms until the 2025 annual meeting and until their successors are elected. The remaining four directors are divided into two Class I directors and two Class II directors, whose terms expire in 2023 and 2024, respectively. Votes at the 2022 annual meeting may not be cast for a greater number of director nominees than two.

Information regarding the business experience of each nominee and each continuing director is provided below. There are no family relationships among our executive officers and directors.

If you sign your proxy or voting instruction card but do not give instructions for the voting of directors, your shares will be voted “FOR” the two persons recommended by the Board. If you wish to give specific instructions for the voting of directors, you may do so by indicating your instructions on your proxy card or voting instruction card.

The two persons receiving the highest number of “FOR” votes represented by shares of Ardmore’s common stock, present in person or represented by proxy and entitled to be voted at the annual meeting, will be elected.

The Board expects that all of the nominees will be available to serve as directors. If for any unforeseen reason any of the Board’s nominees is not available as a candidate for director, the proxyholders, Curtis Mc Williams, Anthony Gurnee, Paul Tivnan, James Watlington and Edith Conyers, will vote your proxy for such other candidate or candidates as may be nominated by the Board, unless the Board chooses to reduce the number of directors serving on the Board.

The Board recommends a vote FOR the election to the Board of each of the following nominees:

INFORMATION ABOUT DIRECTORS STANDING FOR ELECTION

Class II Directors (terms would expire in 2025 )

Curtis Mc Williams

Director since 2016

Age 66

Curtis Mc Williams was appointed as a director by the board of directors in January 2016 and as our Chair of the Board effective January 1, 2019. Mr. Mc Williams is a real estate industry veteran with over 25 years of experience in finance and real estate. Mr. Mc Williams currently is the interim chief executive officer and chair-elect of the board of Kalera AS, a vertical farming company. He also currently serves as a Director and Chair of the Audit Committee of Braemar Hotels & Resorts, Inc., but will not stand for re-election to the board at the company’s 2022 annual meeting. Mr Mc Williams is a Director and Chair of the Nominating & Corporate Governance Committee of Modiv, Inc. He retired from his position as President and Chief Executive Officer of CNL Real Estate Advisors, Inc. in 2010 after serving in the role since 2007. Mr. Mc Williams was also the President and Chief Executive Officer of Trustreet Properties Inc. from 1997 to 2007, and a director of the company from 2005 to 2007. He served on the Board of Directors and as the Audit Committee Chair of CNL Bank from 1999 to 2004 and has over 13 years of investment banking experience at Merrill Lynch & Co. Mr. Mc Williams has a Master’s degree in Business, with a concentration in Finance, from the University of Chicago Graduate School of Business and a Bachelor of Science degree in Chemical Engineering from Princeton University.

Brian Dunne

Director since 2010

Age 55

Brian Dunne has been a director of Ardmore since June 2010. He is also a director of Chorus Aviation Capital (Ireland), AASET 2018-2, AASET 2019-2 and AASET 2021-1. He was previously Chair of Ark Life Assurance Company, a director of ReAssure, Guardian Assurance, Aergen Aviation Finance, Chair of Aviva’s health insurance business in

Ireland, a director of its Irish life and pensions business and a director of several other private companies. Mr. Dunne was the Chief Financial Officer of ACE Aviation Holdings Inc. (“ACE”) from 2005 until 2012 and was the President of the company in 2011 and 2012. ACE was the parent holding company of the reorganized Air Canada and a number of other entities, including Aeroplan LP (now AIMIA Inc.) and Air Canada Jazz (now Chorus Aviation Inc.). Mr. Dunne was also a director of Air Canada from its initial public offering in 2006 until 2008. Prior to joining ACE, Mr. Dunne was Chief Financial Officer and a director of Aer Lingus Group plc. He started his career at Arthur Andersen in 1987 and became a partner in 1998. Mr. Dunne is a Fellow of the Institute of Chartered Accountants in Ireland and holds a Bachelor of Commerce degree and a post-graduate diploma in Professional Accounting from the University College Dublin.

INFORMATION ABOUT DIRECTORS CONTINUING IN OFFICE

Set forth below is information about other Ardmore directors with terms continuing as of the 2022 annual meeting.

Class I Directors (terms expire in 2023)

Mats Berglund

Director since 2018

Age 59

Mats Berglund has been a director of Ardmore since September 2018. He was the Chief Executive Officer and Director of Pacific Basin, a Hong Kong-listed owner and operator of drybulk vessels controlling a fleet of over 200 ships from 2012 to 2021. Mr. Berglund has more than 30 years of shipping experience in Europe, the USA and Asia, including as Chief Financial Officer and Chief Operating Officer of marine fuel trader Chemoil Energy and Head of Crude Transportation for Overseas Shipholding Group. Previously, he served in a variety of leadership roles across the Stena group of companies, culminating as President of Stena Rederi, Stena's parent company for all shipping activities. Mr. Berglund holds an Economist degree from the Gothenburg University Business School and is a graduate of the Advanced Management Program at Harvard.

Kirsi Tikka

Director since 2019

Age 65

Kirsi Tikka has been a director of Ardmore since September 2019. Dr. Tikka currently serves as a director on the board of Pacific Basin Shipping Limited and is a Foreign Member of the U.S. National Academy of Engineering. Dr. Tikka is chairing the U.S. National Academies Committee on Oil in the Sea IV: Input, Date and Effects, and is a member of the U.S. National Academies Committee on U.S. Coast Guard Oversight of Recognized Organizations. She is a Fellow of both the Society of Naval Architects and Marine Engineers and the Royal Institution of Naval Architects. Dr. Tikka has over 30 years of shipping experience, having recently retired from the American Bureau of Shipping Classification Society (“ABS”) in July 2019 as Executive Vice President, Senior Maritime Advisor. Prior to her time at ABS, Dr. Tikka was a professor of Naval Architecture at the Webb Institute in New York and worked for Chevron Shipping in San Francisco and Wärtsilä Shipyards in Finland. Dr. Tikka holds a Doctorate in Naval Architecture and Offshore Engineering from the University of California, Berkeley and a Master’s degree in Mechanical Engineering and Naval Architecture from the University of Technology in Helsinki.

Class II Directors (terms expire in 2024 )

Anthony Gurnee

Director since 2013

Age 62

Anthony Gurnee has been President, Chief Executive Officer, and a director of Ardmore since 2010. Between 2000 and 2008, he was the Chief Executive Officer of Industrial Shipping Enterprises, Inc., a containership and chemical tanker company, and Chief Operating Officer of MTM Group, an operator of chemical tankers. From 1992 to 1997, he was the Chief Financial Officer of Teekay Corporation, where he led the company’s financial restructuring and initial public offering. Mr. Gurnee began his career as a financier with Citicorp, and he served for six years as a surface line officer in the U.S. Navy, including a tour with naval intelligence. He is a graduate of the U.S. Naval Academy and earned an MBA at Columbia Business School, is a CFA charter holder, and a fellow of the Institute of Chartered Shipbrokers. He is also a director of Simply Blue Energy, which is engaged in the development of offshore floating wind, wave energy, and sustainable aquaculture projects.

Helen Tveitan de Jong

Director since 2018

Age 54

Helen Tveitan de Jong has been a director of Ardmore since September 2018. She is Chair and Chief Executive Officer of Carisbrooke Shipping Holdings Ltd., a specialist owner operator of mini-bulk and project cargo ships controlling a fleet of 32 ships. Previously, Ms. Tveitan de Jong held a variety of senior ship finance roles, including as a founding partner at shipping finance advisory firm THG Capital from 2001 to 2007, and has held several positions as interim Finance Director for shipping companies, most notably in the dry bulk sector, from 2003 to 2017. Ms. Tveitan de Jong graduated with a DRS in Economics from Rotterdam's Erasmus University in 1992. Since April 2021, Ms. Tveitan de Jong has served as an independent non-executive director of Taylor Maritime Investments Limited, an internally managed investment company listed on the premium segment of the London Stock Exchange.

COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership, as of the record date for the 2022 annual meeting of April 14, 2022 (except as otherwise noted), of our common stock by:

●	each person or entity known by us to beneficially own 5% or more of our common stock; and
●	all our current directors, executive officers and senior management, as a group.

The information provided in the table is based on information filed with the SEC and information provided to us.

The number of shares beneficially owned by each person, entity, director, executive officer or other member of senior management is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, a person or entity beneficially owns any shares that the person or entity has the right to acquire as of the date 60 days after April 14, 2022 through the exercise of any stock option or other right; however, any such shares are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.

Beneficial Ownership Table
Identity of person or group	Shares Beneficially Owned
	Number	Percentage(1)
EPS Ventures Ltd(2)	3,275,103	9.53%
Private Management Group, Inc.(3)	2,768,578	8.06%
Aristotle Capital Boston, LLC(4)	2,593,053	7.54%
Royce & Associates, LP(5)	1,853,307	5.39%
All directors and executive officers as a group (10 individuals)	*	*

(1)	Based on 34,573,527 shares of common stock outstanding on April 14, 2022.
(2)	This information is based on the Schedule 13G filed with the SEC on April 7, 2022. According to this Schedule 13G, each of EPS Ventures Ltd and Quantum Pacific Shipping Limited possessed sole voting power over 3,275,103 shares and sole dispositive power over 3,275,103 shares. The Schedule 13G provides that 3,275,103 shares of common stock of Ardmore Shipping Corporation owned by EPS Ventures Ltd may be deemed to be beneficially owned by Quantum Pacific Shipping Limited, as EPS Ventures Ltd is a wholly-owned subsidiary of Quantum Pacific Shipping Limited; the indirect ultimate owner of Quantum Pacific Shipping Limited is a discretionary trust in which Mr. Idan Ofer is the beneficiary. In addition, an Amendment No. 1 to Schedule 13G was filed with the SEC on April 22, 2022, after the record date. According to this Amendment No. 1 to Schedule 13G, each of EPS Ventures Ltd and Quantum Pacific Shipping Limited possessed sole voting power over 3,625,000 shares and sole dispositive power over 3,625,000 shares. This represents 10.55% of outstanding shares of our common stock.
(3)	This information is based on the Amendment No. 1 to Schedule 13G filed with the SEC on February 11, 2022. According to this Amendment No. 1 to Schedule 13G, Private Management Group, Inc. possessed sole voting power over 2,768,578 shares and sole dispositive power over 2,768,578 shares.
(4)	This information is based on the Amendment No. 2 to Schedule 13G filed with the SEC on February 14, 2022. According to this Amendment No. 2 to Schedule 13G, Aristotle Capital Boston, LLC possessed sole voting power over 1,904,689 shares and sole dispositive power over 2,593,053 shares.
(5)	This information is based on the Amendment No. 5 to Schedule 13G filed with the SEC on January 25, 2022. According to this Amendment No. 5 to Schedule 13G, Royce & Associates, LP possessed sole voting power over 1,853,307 shares and sole dispositive power over 1,853,307 shares.
*	Less than 1% of outstanding shares of our common stock.

As of April 14, 2022, we had three shareholders of record located in the United States, one of which is Cede & Co., a nominee of The Depository Trust Company, which held an aggregate of 34,462,478 shares of our common stock, representing approximately 94.0% of our outstanding shares of common stock. We believe that the shares held by Cede & Co. include shares of common stock beneficially owned by both United States and non-U.S. beneficial owners.

Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government or other natural or legal person owns more than 50% of our outstanding common stock. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of Ardmore.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Ardmore has a 50%-owned joint venture entity, Anglo Ardmore Ship Management Limited (“AASML”), owned in equal shares by the third-party technical manager Anglo-Eastern and our wholly-owned subsidiary Ardmore Shipping (Bermuda) Limited. AASML was incorporated in June 2017 and began providing technical management services exclusively to the Ardmore fleet on January 1, 2018. Ardmore has entered into standard Baltic and International Maritime Council (BIMCO) ship management agreements with AASML for the provision of technical management services to 17 of its vessels as at December 31, 2021 (2020: 17 vessels). AASML provides the vessels with a wide range of shipping services such as repairs and maintenance, provisioning and crewing.

EXECUTIVE OFFICERS AND SENIOR MANAGEMENT

The following table provides information about our executive officers. Ages are as of April 23, 2021.

Name	Age	Position
Anthony Gurnee	62	President and Chief Executive Officer
Mark Cameron	55	Executive Vice President and Chief Operating Officer
Paul Tivnan	42	Senior Vice President, Chief Financial Officer, Secretary and Treasurer
Gernot Ruppelt	40	Senior Vice President and Chief Commercial Officer
Aideen O’Driscoll	35	Vice President and Director Corporate Services

Anthony Gurnee	For information on the business background of Mr. Gurnee, please see “Information About Directors Continuing in Office” above.

Mark Cameron

Mr Cameron is the Executive Vice President and Chief Operating Officer for Ardmore. Mr. Cameron is a past Chair of the International Parcel Tankers Association (IPTA) and was previously an advisory Board Member to the non-governmental organization The Carbon War Room. Mr. Cameron serves on the Boards of the West of England (Luxembourg) and (Hamilton) P&I Club as well as the Ardmore  joint ventures e1 Marine LLC and Anglo Ardmore Ship Management Limited. Mr. Cameron is a member of the Lloyds Register Marine Committee and an ABS Council Member. Prior to Ardmore, Mr. Cameron served nine years at Teekay Corporation where, from 2008 to 2010, he served as Vice President, Strategy and Planning for Teekay’s internal ship management function. Mr. Cameron has also held a number of senior management roles ashore with Safmarine and AP Moller, specializing in integrating acquisitions covering all facets of ship management, including sale and purchase, newbuilding supervision, personnel management, procurement, fleet management and technical supervision. Mr. Cameron spent 11 years at sea, rising to the rank of Chief Engineer with Safmarine.

Paul Tivnan

Mr Tivnan is Ardmore’s Senior Vice President, Chief Financial Officer, Secretary and Treasurer. Mr. Tivnan joined Ardmore in June 2010 and was appointed Chief Financial Officer in December 2012. He is also a Director of Element 1 Corp, a developer of advanced hydrogen generation technology and a Board Advisor to e1 Marine LLC, a developer of methanol-to-hydrogen generation systems to support fuel cell power generation across the marine industry. From 2002 to 2010, he was employed at Ernst

& Young in the Financial Services Advisory department, specializing in international tax and corporate structuring. He was a participant in Ernst & Young’s Accelerated Leadership Program from 2008 to 2010. Mr. Tivnan holds a BA in Accounting and Finance and an MBS, each from Dublin City University. He is a graduate of INSEAD and London Business School Executive Leadership programs, a Fellow of the Institute of Chartered Accountants of Ireland, a Chartered Tax Advisor, and a member of the Institute of Chartered Shipbrokers

Gernot Ruppelt

Mr Ruppelt is Ardmore’s Senior Vice President and Chief Commercial Officer. He has led Ardmore’s commercial platform since joining as Chartering Director in 2013 and was promoted to senior management in December 2014. Mr. Ruppelt has extensive management and commercial experience in the maritime industry. Before joining Ardmore, he was a Tanker Projects Broker at Poten & Partners in New York. Prior to that, he held various positions up to Trade Manager for Maersk in the USA, Europe and Asia. Mr. Ruppelt is currently Chair of INTERTANKO’s Commercial and Markets Committee and serves on the Board of Anglo Ardmore Ship Management Ltd. Mr. Ruppelt holds an Executive MBA from INSEAD. He also graduated from Hamburg Shipping School, the Institute of Chartered Shipbrokers in London and Maersk International Shipping Education (MISE).

Aideen O’Driscoll

Ms O’Driscoll was appointed Ardmore’s Vice President and Director of Corporate Services in January 2021, with responsibility for human resources, legal, office management and project management. Ms. O’Driscoll joined Ardmore in June 2015 as Legal Associate, before being appointed to the role of Director of Human Resources in 2019. Prior to Ardmore, Ms. O’Driscoll spent five years practicing as a commercial conveyancing and banking solicitor. Ms. O’Driscoll holds a Bachelor of Civil Law and an LLM Master’s Degree in Law, both from University College Cork. Ms. O’Driscoll was admitted to the Roll of Solicitors in 2013 and has completed an Executive MBA with Cork University Business School. Ms. O’Driscoll is a member of the steering committee of the Diversity Study Group, promoting greater equality, diversity, and inclusion in the shipping industry.

Executive Employment Agreements

We have entered into employment agreements with our five executive officers: Anthony Gurnee, Paul Tivnan, Mark Cameron, Gernot Ruppelt and Aideen O’Driscoll. Pursuant to the terms of their respective employment agreements, our executive officers are prohibited from disclosing or unlawfully using any of our material confidential information. The employment agreements also include one-year non-solicitation and one-year non-compete clauses following the cessation of the employee’s employment with us.

The employment agreements require that we maintain director and officer insurance and that we indemnify and hold the employee harmless against all expenses, liability and loss (including reasonable and necessary attorneys’ fees, judgments, fines and amounts paid in settlement) in connection with any threatened or pending action, suit or proceeding, to which the employee is a party or is threatened to be made a party as a result of the employee’s employment with us. The indemnification provisions exclude fraud, willful misconduct or criminal activity on the employee’s behalf.

PRINCIPAL AUDITOR FEES AND SERVICES

Our principal accountants for the years ended December 31, 2021 and 2020 were Deloitte & Touche LLP.

Audit Fees. The audit fees for the audit of the years ended December 31, 2021 and 2020 were $0.6 million and $0.5 million, respectively.

Audit-Related Fees. Audit-related fees relating to work performed by our principal accountants for the years ended December 31, 2021 and 2020 were $56,000 and $55,000, respectively.

Tax Fees. There were no tax fees billed by our principal accountants in 2021 or 2020.

All Other Fees. There were no other fees billed by our principal accountants in 2021 or 2020.

The Audit Committee of the Board is responsible for the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors. As part of this responsibility, the audit committee pre-approves the audit and non-audit services performed by the independent auditors in order to assure that they do not impair the auditors’ independence. The Audit Committee has adopted a policy which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent auditors may be pre-approved.

The Audit Committee separately pre-approved all engagements and fees paid to our principal accountants in 2021 and 2020.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our financial reporting procedures and the adequacy of our internal accounting controls. The Audit Committee has the authority to obtain advice and assistance from outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties and to receive appropriate funding, as determined by the Audit Committee, from us for such advice and assistance.

Ardmore’s management has primary responsibility for preparing Ardmore’s consolidated financial statements and for Ardmore’s financial reporting process. Our independent auditors, Deloitte & Touche LLP, are responsible for expressing an opinion on the conformity of our audited consolidated financial statements with accounting principles generally accepted in the United States.

In this context, the Audit Committee reports as follows:

1.	The Audit Committee has reviewed and discussed the audited consolidated financial statements for 2021 with Ardmore’s management.
2.	The Audit Committee has discussed with the independent auditors the matters required to be discussed by the applicable requirements of the U.S. Public Company Accounting Oversight Board.
3.	The Audit Committee has received the letter and written disclosures from the independent auditors required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditors’ communications concerning independence, and has discussed the matter of independence with the independent auditors.
4.	Based on the review and discussions referred to in paragraphs (1) through (3) above, the Audit Committee has recommended to the Board, and the Board has approved, that Ardmore’s audited consolidated financial statements be included in Ardmore’s Annual Report on Form 20-F for 2021, for filing with the SEC.

The undersigned members of the Audit Committee have submitted this Report to the Board.

Brian Dunne, Chair

Curtis Mc Williams

Helen Tveitan de Jong